

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 4631

July 1, 2009

By U.S. Mail and Facsimile

Mr. Gary Li
Chief Financial Officer
Sancon Resources Recovery, Inc.
7-9 Graham Road
Clayton South 3169 Vic AUSTRALIA

> **Re: Sancon Resources Recovery, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Form 10-Q/A for the Fiscal Quarter Ended June 30, 2008**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2008**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Form 8-K/A filed April 15, 2009**
> **File No. 000-50760**

Dear Mr. Li:

We have reviewed your response letter dated April 15, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

General

1.   You indicated in your response to prior comment seven that your disclosure controls and procedures were not effective for each of the fiscal quarters ended March 31, 2008 and September 30, 2008. Since your previously filed Form 10-Q's have disclosed a different conclusion for these periods, it appears to us that you should amend your previously filed Form 10-Q's for the fiscal quarters ended March 31, 2008 and September 30, 2008 to disclose that your disclosure controls and procedures were not effective, as defined, for each of those periods.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis or Plan of Operation, page 8
Results of Operations, page 11

2.   In future annual and quarterly filings, please quantify and explain the reasons for significant period-to-period fluctuations in your discussion of results of operations. Also, please tell us and clarify in future filings how and why CS contributed sales but no cost of sales.

Controls and Procedures, page 14

3.   Please confirm and clarify in future annual filings that there were no changes to internal control over financial reporting during the last fiscal quarter as required by Item 308T(b) of Regulation S-X.

Financial Statements, page F-1
Note 3 – Business Acquisition, page F-8

4.   We note your response to prior comment two; however, your assertion that "control may be present even absent majority ownership" does not appear to meet the criteria for common control as indicated in paragraph 3 of EITF 02-05 and therefore, it is not clear to us that accounting for this business combination using the carrying values of the assets and liabilities when your note receivable was converted into a 70% equity interest in Sancon Resource Recovery (Shanghai) Co., Ltd is appropriate. Please advice us as to why you believe your current accounting is appropriate or tell us how you intend to revise it.

Note 5 – Concentrations and Commitments, page F-13

5.   In future filings, please disclose the rental expense for each period an income statement is presented as required by paragraph 16(c) of SFAS 13.

Note 10 – Income Taxes, page F-17

6.   Please supplementally explain to us what each of the two "valuation allowance" and "change in valuation allowance" line items refer to in your income tax rate reconciliations.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Consolidated Balance Sheets, page 4

7.   It appears to us that your balance sheet at December 31, 2008 does not agree with the audited balance sheet in your 2008 Form 10-K. Please advise.

8.   Please revise future filings to provide all the disclosures required by SFAS 160.

Management's Discussion and Analysis, page 15
Liquidity and Capital Resources – Operating Activities, page 20

9.   Please tell us and revise future filings to explain the reasons for significant fluctuations in your working capital items. For example, please supplementally explain to us the reasons for fluctuations in trade receivables, other receivables, trade payables, and accrued expenses and other payables.

Controls and Procedures, page 22

10.   Please be advised that quarterly filings are only required to provide the disclosures required by Item 308T(b) of Regulation S-X.

Form 8-K/A filed April 15, 2009

11.   We appreciate your response to prior comment four; however, the information you provided does not comply with sections 2 and 9 of Form 8-K. If you have determined that your acquisition of Sancon Resource Recovery (Shanghai) Co., Ltd is significant, please amend your Form 8-K, to provide:

- historical financial statements of Sancon Resource Recovery (Shanghai) Co., Ltd as required by Rule 8-04 of Regulation S-X; and
- pro forma financial statements presented in conformity with Rule 8-05 and Article 11 of Regulation S-X. It appears that the pro forma information that currently appears in your Form 8-K/A adheres to paragraph 55 of SFAS 141, which is appropriate for the footnotes to your historical financial statements.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief